UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RTW Retailwinds, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

330 West 34th Street, 9th Floor
Address of Principal Executive Office (Street and Number)

New York, New York, 10001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

RTW Retailwinds, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended February 1, 2020 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company and its independent auditor, BDO USA LLP (“BDO”), are in the process of finalizing disclosures concerning recent developments related to the impact of the coronavirus (COVID-19) pandemic. The Form 10-K will reflect a substantial doubt about the Company’s ability to continue as a going concern and the possibility it may file for bankruptcy under Chapter 11 of the United States Bankruptcy Code. In consultation with the Company’s audit committee and independent public accountants, additional time is required to consider the disclosures about these matters, which will be included in its Annual Report in the Form 10-K. There is no disagreement between BDO and the Company. The Company continues to work closely with BDO in order to issue its Form 10-K within the extension period. Any opinion delivered by BDO is expected to reference a substantial doubt about the Company’s ability to continue as a going concern.

As previously disclosed on April 16, 2020, the Company relied on the Securities and Exchange Commission’s order (Release No. 34-88318) under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) granting exemptions from specified provisions of the Exchange Act and certain rules thereunder, as amended by Release No. 34-88465 issued on March 25, 2020, to delay the filing of the Form 10-K due to the circumstances related to the COVID-19 pandemic.

COVID-19 has caused disruptions to the Company’s suppliers overseas and to its supply chain, has resulted in continued store closures, and had led to furloughs for all store associates, as well as terminating certain corporate personnel. As a result, COVID-19 and related events have resulted in the Company’s management devoting significant time and attention to assessing the existing and future impact of COVID-19 and those events on the Company’s operations, financial position, and cash flows, and developing operational and financial plans to address those matters. This has diverted management and financial resources from completing all of the tasks necessary to file the Company’s Form 10-K by its April 16, 2020 due date. Notwithstanding the foregoing, the Company expected to file its Form 10-K no later than June 1, 2020 (which is 45 days from the Form 10-K’s original filing deadline of April 16, 2020).

The Company cannot reasonably estimate the length or severity of COVID-19 but it currently anticipates a material adverse impact on its financial position, results of operations, and cash flows during fiscal year 2020. As such, the Company's revenues, results of operations, and cash flows have been materially adversely impacted which raises substantial doubt about the Company's ability to continue as a going concern. The Company has already experienced substantial and recurring losses from operations, and such losses have caused a retained deficit of $164.6 million as of February 1, 2020. As such, the Company has been considering available options, including restructuring its obligations or seeking protection under the bankruptcy laws, in which case there will likely not be any value distributed to its shareholders and its shares could be cancelled for no consideration. The Company believes that seeking protection under the bankruptcy laws is probable.

As previously announced in March 2020, the COVID-19 outbreak in the United States initially led to reduced store traffic and the temporary reduction of operating hours for the Company’s brick-and-mortar stores. As the impact of COVID-19 evolved, the Company took decisive action to temporarily close all of the Company’s brick-and-mortar stores to ensure the health and safety of its employees, customers, and communities. As of the date of this filing, in accordance with the federal and state guidelines and the adoption of new health and safety recommendations resulting from the COVID-19 pandemic, the Company expects to begin re-opening its brick-and-mortar stores during the first week of June 2020. The Company will re-open stores utilizing a staggered approach, with the goal of a majority of its brick-and-mortar stores re-opened by the last week of June 2020. Effective April 27, 2020, the Company permanently reduced its corporate headquarters headcount by over 50%. In addition to furloughing a substantial number of the Company’s personnel and terminating certain corporate personnel, the Company has taken steps to reduce operating costs and improve efficiency, including targeted reductions in capital expenditures, and engaging in conversations with landlords and vendors to defer payments until the Company’s brick-and-mortar stores reopen.

The Company has not paid rent to its landlords for its store locations for the months of April 2020 and May 2020. In addition, the Company has not made recent payments to many of its vendors. As of the date of this filing, the Company has received default notices from many landlords and vendors for non-payment. The Company may be in default of all of its store lease agreements as of the date of this filing, but has not yet received default notification from all landlords.

As previously announced, on March 20, 2020 the Company drew down $40 million under its loan agreement with Wells Fargo Bank, National Association (“Wells Fargo”) (the “Loan Agreement”), at an interest rate equal to the LIBOR plus a margin of 1.25% as a precautionary measure and to preserve financial flexibility. As a result of the COVID-19 pandemic and steps the Company has taken in response thereto, the Company is likely in default under the Loan Agreement although the Company has not received any default notices from Wells Fargo, administrative agent and lender. Borrowing availability under the Loan Agreement is determined by a borrowing base calculation based on applying specified advance rates against inventory and certain other eligible assets and may be limited if there are existing defaults. As the borrowing base is reduced, the Company plans to repay amounts outstanding under the Loan Agreement. The Company’s does not have any other credit facilities it can borrow under. The Company believes without seeking protection under the bankruptcy laws it does not have ability to raise additional capital at this time.

As a result of COVID-19, all of the Company’s retail stores have been closed since March 19, 2020, which has led to a subsequent impairment of the carrying values of the Company’s inventory, right-of-use assets, fixed assets and other long-term assets, which the Company expects to be substantial and material. The carrying values of all of the Company’s assets as of February 1, 2020 do not reflect the impairments of such assets as of the filing date. The Company is unable to estimate the current or future carrying values of its inventory, right-of-use assets, fixed assets, intangible assets and other assets as of the date of this filing due to the uncertainty in the macro economic environment and customer spending behavior as a result of the ongoing COVID-19 pandemic.

Since the Company’s stores have been closed since mid-March 2020, the inventory located in its stores and distribution center is aged and has been significantly impaired. If the Company seeks protection under the bankruptcy laws, this inventory may be sold at substantial discount to the values reflected on the February 1, 2020 balance sheet.

The Company’s right-of-use assets primarily consist of its store leases, which at February 1, 2020 were $189.8 million. As a result of the above-mentioned store closures, and the material adverse effect the COVID-19 pandemic has had and is expected to continue to have on mall traffic and consumer spending on the Company’s merchandise, the Company’s right-of-use assets are significantly impaired as of the filing date. If the Company seeks protection under the bankruptcy laws, it could be determined that these right-of-use assets may have little to no value. In addition, the related non-current lease liabilities were $189.2 million at February 1, 2020, and are expected to be classified as current liabilities of the Company.

The Company’s fixed assets primarily consist of store fixtures, equipment, leasehold improvements and office equipment, which at February 1, 2020 were $44.9 million. As a result of store closures, and the material adverse effect the COVID-19 pandemic has had and is expected to continue to have on mall traffic and consumer spending on the Company’s merchandise, the Company’s fixed assets have been significantly impaired as of this filing date. If the Company seeks protection under the bankruptcy laws, it could be determined that the Company’s fixed assets in stores and corporate headquarters may have little to no value.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Sheamus Toal	212	884-2000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RTW Retailwinds, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 3, 2020	By	/s/ Sheamus Toal
Name: Sheamus Toal
Tittle: Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).